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                       Filed by Capsule Communications, Inc.Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                   Subject Company: Capsule Communications, Inc.
                                                    Commission File No.: 0-22944

NEWS RELEASE

Contacts:
Thomas Gunning                             David Hurwitz
Chief Financial Officer                    President and Chief Executive Officer
Covista Communications, Inc.               Capsule Communications, Inc.
Tel: (973) 812-1100                        Tel: (215) 244-3433
Fax: (973) 237-6414                        Fax: (215) 244-3443
Email: tgunning@covista.com                Email: dhurwitz@capsulecom.com
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For Immediate Release

                       COVISTA COMMUNICATIONS, INC. AND
                         CAPSULE COMMUNICATIONS, INC.
                          ANNOUNCE AGREEMENT TO MERGE

     Combined Company Positioned to Provide More Complete Systems Solution
                         for Telecommunications Market

Little Falls, New Jersey and Bensalem, Pennsylvania, July 18, 2001--Covista Communications, Inc. (NASDAQ: CVST) and Capsule Communications, Inc. (OTC Bulletin Board: CAPS.OB) today announced the execution of a definitive merger agreement.

Under the terms of the agreement approved by the boards of directors of both companies, Capsule would become a wholly-owned subsidiary of Covista. The shareholders of Capsule other than its controlling shareholder would receive
0.1116 shares of Covista common stock for each share of Capsule common stock, subject to adjustment as provided in the agreement; and Henry G. Luken, III, the controlling shareholder of Capsule, would receive 0.0838 shares of Covista common stock for each share of Capsule common stock. Based upon the closing price of $5.99 for Covista's common stock on July 17, 2001, the transaction would have an estimated value, on a fully diluted basis, of approximately $12,576,000. Upon the closing of the transaction, the former Capsule shareholders would hold approximately 15.5% of the combined company. The transaction, anticipated to close in the fourth quarter of 2001, is subject to approval by the shareholders of both companies and other customary closing conditions, including obtaining necessary regulatory approvals. Henry Luken, the beneficial owner of approximately 69.7% of Capsule's outstanding common stock, has expressed his intention to vote all of his shares in favor of the merger. Mr. Luken also is Chairman and a principal shareholder of Covista, owning approximately 30.4% of its outstanding shares.

Covista reported revenues of approximately $133,230,000 for its fiscal year ended January 31, 2001. Capsule's revenues totaled approximately $37,368,000 for its fiscal year ended December 31, 2000. The combined company is expected to have over 230 employees upon completion of

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the merger. It is anticipated that Capsule will continue to offer communications and Internet-related services under the Capsule name.

Benefits of the Merger

"We believe this transaction will produce significant benefits for both customers and shareholders," said John Leach, Covista's President and CEO. "The combination of Covista and Capsule will result in a company having greater economies of scale than either Capsule or Covista could achieve operating separately in the telecom business. The merger should further broaden an already diverse customer base and allow the combined sales force to expand market share through existing relationships with customers that purchase different but complementary services." "Together," Mr. Leach added, "Covista and Capsule are committed to becoming a significant provider of integrated telecommunications and data services that should offer meaningful cost, size and logistics benefits to the shareholders and customers of the combined companies. Focusing their efforts as a combined entity in this lucrative and large market segment should enhance the opportunities for success."

"The services which Capsule and Covista provide complement one another," said David Hurwitz, President and CEO of Capsule. "Covista has established itself in the medium-size enterprise market, whereas Capsule's strength has been in the small- to medium-size enterprise market. In addition, the trend in the telecommunications industry towards larger service providers offering bundled products, including local and long-distance telecommunications, Internet access and data services, should enable the combined company to operate with increased competitiveness and pricing flexibility." Mr. Hurwitz further noted, "The combined company also should be able to offer international terminations at more favorable rates for the current domestic business and carrier customers of both Covista and Capsule."

"For the past several months we have been telling our shareholders, customers and the business community about our plans to expand both the product offerings and the geographical base of Covista's business," Mr. Leach commented. "Signing this agreement today is another step toward achieving our main goals of revenue growth and profitability. The synergies Capsule presents make this deal strategically important as we branch out into new markets." Mr. Hurwitz added, "We are very excited about combining forces with Covista, a company which has clearly demonstrated the technical and financial leadership that will be keys to success in the future."

Following the close of the transaction, Henry Luken will retain his position as Chairman of the Board of the combined companies and John Leach will continue to serve as President and CEO.. Additionally, David Hurwitz, Capsule's President and CEO, will continue in the role of President of the Capsule subsidiary of Covista.

About Covista

Covista is a facilities-based long distance telecommunications, Internet and data services provider with a substantial customer base in both the commercial and wholesale market segments. Covista's products and services include a broad range of voice, data and Internet solutions, including long distance and toll-free services, calling card, data, Internet access, VPN,

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directory assistance and teleconferencing services. The wholesale division provides domestic and international termination services to carriers worldwide at competitive rates. Covista currently owns and operates two switches, one in New York City and one in Newark, New Jersey, and previously has announced plans to expand to additional switch sites in Los Angeles, Chicago, Dallas and Chattanooga, as well as to open a 200-seat call center in Chattanooga. In early July Covista announced that it had acquired nation-wide network facilities comprising 2,822,400,000 DS-O channel miles of telecommunications capacity. In addition, Covista currently owns and operates two carrier-grade routers, a remote access server and an e-mail server located in New York City and Northern New Jersey for its Internet service offerings. Covista processes approximately 95% of all its call volume through its own facilities. Covista also operates a Network Operations Center in northern New Jersey to monitor and control its New Jersey network and to coordinate its various services. Covista previously was known as Total-Tel USA Communications, Inc. For information on becoming a Covista customer, please call (888) 426-8478 or visit Covista's website at www.covista.com.
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About Capsule

Capsule is a switch-based inter-exchange carrier providing local and long-distance telephone communications services primarily to small- and medium-size business customers as well as residential customers. Capsule provides inbound long-distance services and local resale services as well as other telecommunications services including calling cards, cellular, paging, Internet service, dedicated access, data services, and carrier termination services. Capsule uses its own switches and facilities to originate, transport and terminate calls for customers generally located in the Mid-Atlantic region and in California. For calls originating or terminating outside its own network, Capsule utilizes services provided by other long-distance companies. Capsule Communications is the successor corporation to US Wats, Inc. For more information, please visit Capsule's website at www.capsulecom.com.
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Comments on Forward-Looking Statements

This press release contains historical and forward-looking statements which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995, which may not be indicative of future results. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: changes in market conditions and increased competition from other telecommunications and Internet service providers; government regulations; the volatile and competitive environment for Internet telephony; advances in competitive products or technologies that could reduce demand for services; availability of transmission facilities; management of rapid growth; customer concentration and attrition; the ability to successfully integrate the combined company; the ability to successfully develop and bring new services to

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market; and other risks discussed in the SEC filings of the respective companies, including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov.

A reader of this release should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. Neither Covista nor Capsule assumes the obligation to update any forward-looking statement, except as is required by applicable law.

Additional Information

Covista plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when such documents are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424, Attention:
Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020, Attention:
David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Covista, its directors, executive officers and certain members of management and employees may be soliciting proxies from Covista's shareholders in favor of the issuance of Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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